Exhibit 5

October 13, 2000

Redback Networks, Inc.
1195 Borregas Avenue
Sunnyvale, CA 94089

Re:	Redback Networks Inc. (“Company”) Registration Statement for Offering of 1,162,188 Shares of Common Stock

Ladies and Gentlemen:

         We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 1,162,188 shares of Common Stock under the Abatis Key Employee Stock Option Plan. We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the plan, and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP